UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number:  1-15256

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OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Federal Taxpayers’ (CNPJ/ME) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

MATERIAL FACT

Change of CEO

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in compliance with article 157, paragraph 4, of Law No. 6,404/1976 and the provisions of CVM Instruction No. 358/02 and in addition to the Material Fact and the Notice to the Market dated as of December 10, 2019 and December 12, 2019, respectively, hereby informs its shareholders and the market in general that, yesterday, in accordance with the Terms for the Adjustment and Model of Transition for the Executive Board (“Terms”) approved by the 7th Corporate Court of the Judiciary District of Rio de Janeiro (the “Judicial Reorganization Court”), Mr. Eurico de Jesus Teles Neto presented his resignation to the position of Chief Executive Officer of the Company and Oi’s Board of Directors unanimously elected Mr. Rodrigo Modesto de Abreu to assume the position of Chief Executive Officer of the Company, pursuant to the formal notice provided to the Office of the Public Prosecutor of the State of Rio de Janeiro and the Judicial Reorganization Court.

Mr. Rodrigo Abreu joined the Company in September 2018 as member of its Board of Directors and has also acted as coordinator of the Transformation, Strategy and Investments Committee. In September 2019, he was elected for the position of Executive Officer, with no specific title, to act as Chief Operating Officer – COO, becoming responsible for managing the Company's core business, covering the areas of finance and administration, planning and operational performance, network management center, logistics and sales and operations planning, infrastructure, client services, engineering, systems, digital, customer service, planning and quality, retail and business, retail and business sales, customer relations, corporate, retail and business marketing, ombudsman and support.

As a result of his election as Chief Executive Officer, Mr. Rodrigo Abreu left the abovementioned position as Executive Officer yesterday, which will remain vacant until further resolution by the Board of Directors.

The Company expresses its most profound gratitude to Mr. Eurico Teles for his complete dedication to Oi during the period of almost 40 years in which he was part of the Company’s team and especially during his period as Chief Executive Officer, and the Company recognizes the contributions and significant results achieved by Oi during his term of office, in particular with respect to the Company’s ongoing judicial reorganization process. The Company wishes Mr. Eurico Teles all the success in his future professional challenges.

Rio de Janeiro, January 31, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer